SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                                (Amendment No. 8)

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                February 2, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Source of Funds

PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   285,590
Shares
Beneficially
Owned By                   8.        Shared Voting Power           720,954(1)(2)
Each
Reporting
Person With                9.        Sole Dispositive Power              285,590


                          10.        Shared Dispositive Power      720,954(1)(2)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,006,544(1)(2)

12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)                                                           [ ]

13.  Percent of Class Represented by Amount in Row (11)

34.98% (1)(2)

14.  Type of Reporting Person

IN

(1) Responses to Rows 8, 10, 11 and 13 above include 720,954 shares of the Issuer's Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf pursuant to an Option Agreement dated as of January 30, 2004 among Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc., Deborah Lekach, Stephen Nussdorf and Glenn Nussdorf executed on February 2, 2004 (the "Option Agreement"). Pursuant to the Option Agreement, Stephen Nussdorf and Glenn Nussdorf (the "Nussdorfs") have been granted a proxy to vote 720,954 shares of the Issuer's Common Stock.

(2) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 443,750 shares issuable to Mr. Lekach upon exercise of options granted to him by the Issuer.

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

Stephen L. Nussdorf

2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]

3.   SEC Use Only

4.   Source of Funds

PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   121,600
Shares
Beneficially
Owned By                   8.        Shared Voting Power           720,954(3)(4)
Each
Reporting
Person With                9.        Sole Dispositive Power              121,600


                          10.        Shared Dispositive Power      720,954(3)(4)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

842,554 (3)(4)

12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)                                                           [ ]

13.  Percent of Class Represented by Amount in Row (11)

29.28% (3) (4)

14.  Type of Reporting Person

IN

(3) Responses to Rows 8, 10, 11 and 13 above include 720,954 shares of the Issuer's Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf pursuant to an Option Agreement dated as of January 30, 2004 among Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc., Deborah Lekach, Stephen Nussdorf and Glenn Nussdorf executed on February 2, 2004 (the "Option Agreement"). Pursuant to the Option Agreement, Stephen Nussdorf and Glenn Nussdorf (the "Nussdorfs") have been granted a proxy to vote 720,954 shares of the Issuer's Common Stock.

(4) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 443,750 shares issuable to Mr. Lekach upon exercise of options granted to him by the Issuer.

This Amendment No. 8 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 11701 NW 101st Road, Miami, FL 33178.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf, as amended July 7, 2003, July 9, 2003, July 11, 2003, August 11, 2003, August 19, 2003, September 19, 2003 and December 12, 2003 by Glenn H. Nussdorf and Stephen L. Nussdorf (as amended, the "Initial Schedule 13D"). Item 4 of the Initial Schedule 13D is being amended to indicate that Stephen L. Nussdorf and Glenn H. Nussdorf (collectively, the "Nussdorfs"), on February 2, 2004, entered into an Option Agreement dated as of January 30, 2004 (the "Option Agreement") with Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc. and Deborah Lekach (collectively, the "Lekach Entities") pursuant to which the Nussdorfs were granted an option by the Lekach Entities to acquire 720,954 shares of the Issuer's Common Stock for a price of $12.70 per share and that on February 2, 2004, Glenn Nussdorf notified the Lekach Entities of the exercise of options to acquire 134,540 shares and Stephen Nussdorf notified the Lekach Entitites of the exercise of options to acquire 298,530 shares under such Option Agreement (the "Initial Exercise"). Mr. Ilia Lekach is the CEO and a director of the Issuer.

Item 5 has been amended to reflect the execution of the Option Agreement and the Initial Exercise.

Item 6 has been amended to reflect the Option Agreement, including the irrevocable proxy granted to the Nussdorfs to vote the shares of the Lekach Entities subject to the Option Agreement, and to indicate that the Nussdorfs will make a secured demand loan to Perfumania, Inc., a wholly-owned subsidiary of the Issuer ("Perfumania"), upon the acquisition of the Issuer's shares pursuant to the Initial Exercise.

Item 7 has been amended to include as Exhibits, copies of (i) the Option Agreement, (ii) an Escrow Agreement among the Lekach Entities, the Nussdorfs, Perfumania and Edwards & Angell, LLP, as escrow agent, (iii) a form of $5,000,000 Subordinated Secured Demand Note of Perfumania and (iv) a form of Security Agreement among Perfumania and the Nussdorfs.

Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, the Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 4.  Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On February 2, 2004 Stephen L. Nussdorf and Glenn H. Nussdorf (the "Nussdorfs") entered into an Option Agreement dated as of January 30, 2004(the "Option Agreement") with Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc. and Deborah Lekach (collectively, the "Lekach Entities") pursuant to which the Nussdorfs were granted options to acquire an aggregate of up to 720,954 shares of Common Stock for a price of $12.70 per share in the installments indicated on or after the dates set forth in the table below:

                 Date                        Number of Shares
                 ----                        ----------------
                 January 30, 2004            433,070
                 March 15, 2004              162,884
                 April 23, 2004              125,000

The purchase price for the shares acquired by the Nussdorfs under the Option Agreement is payable in cash; provided that the Purchasers may elect to pay a portion of the price by forgiveness of principal and accrued interest under a $1,000,000 Demand Note dated December 10, 2003 of Mr. Lekach payable to the order of Stephen Nussdorf.

On February 2, 2004, the Nussdorfs exercised the first option installment pursuant to the Option Agreement to acquire 433,070 shares of the Issuer's Common Stock under the Option Agreement: 298,530 shares by Stephen Nussdorf and 134,540 shares by Glenn Nussdorf (the "Initial Exercise"). The aggregate exercise price for the Initial Exercise will be payable in cash. A portion of the aggregate exercise price payable under the Initial Exercise will be deposited into escrow pursuant to an Escrow Agreement dated as of January 30, 2004 among the Lekach Entities, the Nussdorfs, Perfumania, Inc., a wholly-owned subsidiary of the Issuer ("Perfumania"), and Edwards & Angell, LLP, as escrow agent (the "Escrow Agreement"). The Escrow Agreement was entered into on February 2, 2004.

The Lekach entities own 277,204 shares of the Issuer's Common Stock that are subject to the Option Agreement and Mr. Lekach holds options to acquire 443,750 shares of the Issuer's Common Stock issuable pursuant to the Issuer's stock option plans (the "Lekach Options") that are subject to the Option Agreement.


Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

Item 5(a). The aggregate percentage of shares of Issuer's Common Stock reported owned by both filing persons is based upon 2,433,384 shares outstanding on December 12, 2003, which is the total number of shares of common stock outstanding as reported in the Issuer's Form 10-Q for the quarterly period ended dated November 1, 2003. 443,750 of the shares of Issuer's Common Stock that are subject to the Option Agreement have not been issued but are issuable under the Lekach Options. If all of the Lekach Options had been exercised as of December 12, 2003 the total outstanding shares of the Issuer's Common Stock would have been 2,877,134 shares. As noted below in the response to Item 5(b), the aggregate percentage reported is based upon a number of shares including shares issuable upon exercise of all of the Lekach Options.

Item 5(b). As of the close of business on February 2, 2004, assuming he had acquired all 720,954 shares of the Issuer's Common Stock subject to the Option Agreement and that Mr. Lekach had exercised Lekach Options to acquire 443,750 shares of the Issuer's Common Stock, Glenn H. Nussdorf beneficially owned 1,006,544 shares of Issuer's Common Stock, constituting approximately 34.98% of the 2,877,134 shares that would have been outstanding and had sole voting and dispositive power with respect to 285,590 shares and shared voting and dispositive power with respect to the remaining 720,954 with Stephen Nussdorf. As of the close of business on the same day, assuming instead that Stephen L. Nussdorf had acquired such 720,954 shares subject to the Option Agreement and that such Lekach Options had been exercised by Mr. Lekach, Stephen L. Nussdorf beneficially owned 842,554 shares of Issuer's Common Stock, constituting approximately 29.28% of the 2,877,134 shares that would have been outstanding, and held 121,600 of these shares in a joint account with his wife and shared voting and dispositive power with respect to the remaining 720,954 with Glenn Nussdorf. As noted in Item 4, on February 2, 2004, the Nussdorfs exercised an option to acquire 433,070 shares of the Issuer's Common Stock: 298,530 shares by Stephen Nussdorf and 134,540 shares by Glenn Nussdorf.

Pursuant to the Option Agreement, the Nussdorfs have been granted an irrevocable proxy to vote any shares of Issuer's Common Stock held by the Lekach Entities that are the subject of the Option Agreement.

443,750 of the shares of Issuer's Common Stock that are subject to the Option Agreement from Mr. Lekach are issuable under the Lekach Options. Therefore, if the Nussdorfs acquire all of the Issuer's Common Stock subject to the Option Agreement and Mr. Lekach exercises all of the Lekach Options, based on the shares outstanding as of December 12, 2004, there will be 2,877,134 shares of Issuer's Common Stock outstanding and the Nussdorfs would on a pro forma basis collectively own 1,128,144 (or 39.21% of the outstanding shares of Issuer's Common Stock.

Item 5(c). The Nussdorfs effected the following transactions in Issuer's common stock since the last amendment to the Initial Schedule 13D:

As of February 2, 2004, the Nussdorf obtained the right to acquire from the Lekach Entities up to 720,954 shares of the Issuer's Common Stock pursuant to the Option Agreement. As of February 2, 2004, the Nussdorfs elected to make the Initial Exercise to acquire 433,070 shares: 298,530 shares by Stephen Nussdorf and 134,540 shares by Glenn Nussdorf. The shares to be transferred pursuant to the Initial Exercise have not yet been acquired by the Nussdorfs.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Nussdorfs will make a $5,000,000 secured demand loan to Perfumania, upon the acquisition of the 433,070 shares of the Issuer's Common Stock pursuant to the Initial Exercise. Such loan will be evidenced by a Subordinated Secured Demand Note of Perfumania (the "Note"). The demand loan will be secured by a security interest in Perfumania' assets pursuant to a Security Agreement among Perfumania and the Nussdorfs (the "Security Agreement"). The Note and the Security Agreement will be executed by Perfumania and delivered to the Nussdorfs prior to the funding of the demand loan. The Nussdorfs have deposited $5,000,000 to fund the demand loan into escrow pursuant to the Escrow Agreement.

Pursuant to the Option Agreement, the Nussdorfs have been granted an irrevocable proxy to vote any shares of Issuer's Common Stock held by the Lekach Entities that are the subject of the Option Agreement.


Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

The following additional exhibit is attached to this Schedule 13D:

Exhibit F                  Option Agreement
Exhibit G                  Escrow Agreement
Exhibit H                  Note
Exhibit I                  Security Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 4, 2004

                               /s/ Alfred R. Paliani, attorney-in-fact
                             --------------------------------------------------
                             Glenn H. Nussdorf
                             By:  Alfred R. Paliani, attorney-in -fact


                               /s/ Alfred R. Paliani, attorney-in-fact
                             -----------------------------------------------
                             Stephen L. Nussdorf
                             By:  Alfred R. Paliani, attorney-in -fact

                                    Exhibit F

                                OPTION AGREEMENT

         THIS AGREEMENT made as of this 30th day of January, 2004 between ILIA LEKACH ("Lekach"), IZJD CORP., PACIFIC INVESTMENT GROUP, INC. and DEBORAH LEKACH (collectively, the "Stockholders"), all with an address at 137 Golden Beach Road, Golden Beach, Florida 33160, and STEPHEN NUSSDORF and GLENN NUSSDORF or their respective assignees or designees, with an address at 2060 Ninth Avenue, Ronkonkoma, New York 11779 (collectively, "Purchasers").

         WHEREAS, each of the Stockholders solely, or jointly with another of the Stockholders, directly owns shares of stock of E Com Ventures, Inc., a Florida corporation (the "Company"), totaling, in the aggregate, at least 277,204 shares of the Company, and Lekach has options to acquire at least an additional 318,750 shares of stock of the Company and, subject to change of control provisions in Lekach's Employment Agreement with the Company dated February 1, 2002 (the "Employment Agreement"), another 125,000 options (the "Lekach Options") all as set forth on Exhibit A hereto; and

         WHEREAS, Stockholders desire to grant to Purchasers an option to acquire shares of stock of the Company owned by Stockholders or for which any of the Stockholders have options or other rights to acquire.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. Grant of Option. Each Stockholder hereby grants to Purchasers an option (the "Option") to acquire all of the shares of capital stock of the Company that are listed on the schedule set forth on Exhibit A hereto and made a part hereof (the "Schedule") that are owned by any and all of the Stockholders, beneficially or otherwise, or which Stockholders may now or at a later date have the right to acquire, pursuant to any options, warrants, convertible securities or other rights to acquire capital stock of the Company (collectively, the "Securities").

     2. Exercise and Closing of Option. (a) Exercise. Purchasers shall have the right to exercise the Option in one or more installments and purchase any or all of the Securities from and after the dates (each referred to individually as a "Closing Date") and in the quantities set forth in the Schedule, for a price of $12.70 per share (the "Share Price") by written notice ("Notice") to Lekach no fewer than ten (10) business days prior to the applicable Closing Date, subject to delay by Purchasers or Lekach as provided below. The Notice with respect to the first installment shall be deemed delivered upon the execution hereof. Each Notice shall specify the allocation among the Purchasers or their designees of Securities to be acquired (and shall be accompanied by a certificate of any designee certifying that the representation and warranties in subsections 5(b) and 5(c) hereof are true and correct as to such designee).

       (b) Stockholders' Deliveries. On each Closing Date for the Securities for which Purchasers have given a Notice, Stockholders shall deliver to Purchasers: certificates for all of the Securities to be acquired by the Purchasers as of such Closing Date, in the applicable denominations and registered in the name of the applicable Purchaser or his designee. Each such certificate shall bear a legend substantially to the following effect:

       The shares of stock represented by this Certificate have been acquired, for investment only, directly or indirectly from the issuer or an affiliate of the issuer without being registered under the Securities Act of 1933, as amended ("Act"), or the securities laws of any state or other jurisdiction, and are restricted securities as that term is defined under Rule 144 promulgated under the Act. These shares may not be sold, transferred, pledged, hypothecated or otherwise disposed of (a "Transfer") unless they are registered under such Act and the securities laws of any applicable states and other jurisdictions or unless such Transfer is exempt from such registration.

       (c) Purchasers' Deliveries. (i) On each Closing Date for the Securities for which Purchasers have given a Notice, Purchasers shall deliver to Lekach (or to such of the Stockholders as Lekach shall designate by prior written notice to Purchasers) on behalf of the Stockholders, by wire transfer of immediately available funds, an amount equal to the product of the Share Price and the number of shares to be sold by the Stockholder to Purchasers on such Closing Date (the "Option Exercise Payment"), less any advances made pursuant to subsection (g) below.

          (ii) On the effective date of the Escrow Agreement, Purchasers shall deposit $5,000,000 with the Escrow Agent to fund a loan ("Loan") to Perfumania, Inc., pursuant to the terms of the Note and Security Agreement annexed hereto as Exhibit B.

       (d) Offset of Demand Note. Lekach acknowledges and agrees that he is presently indebted to Stephen Nussdorf in the amount of $1,000,000 plus interest as set forth in that certain Demand Note dated December 8, 2003 made by Lekach (the "Note") and guaranteed by Deborah Lekach. Notwithstanding Subparagraph 2(c) above and any other provisions of this Agreement or the Note, Purchasers shall have the right to pay any applicable portion of the Option Exercise Payment for the Securities that are subject to the Option installment that becomes exercisable in April 2004 by offset against all or the maximum applicable portion of the amount then owed under the Note. Upon any such offset, the balance if any then due under the Note shall be adjusted accordingly. Prior to the earlier of (i) the Closing Date for the Option installment that becomes exercisable in April 2004; (ii) a material default hereunder by any Stockholder;
(iii) September 15, 2004; or (iv) the Expiry Date, as defined below, or earlier termination of this Option Agreement pursuant to its terms (any of the foregoing, a "Demand Date"), Purchasers and their permitted assigns shall make no payment, conversion or other similar demand relating to the Note, and the interest rate applicable under the Note shall remain at five (5) percent per annum. After the Demand Date Purchasers and their permitted assigns may make any applicable payment, conversion or other similar demand permitted pursuant to the Note, provided, however, that any conversion demand shall only be valid with respect to the shares of capital stock of the Company, if any, that are held by Lekach at the time of such demand or that he can promptly acquire pursuant to options that are then immediately exercisable and as to which shares are then reserved, registered and duly authorized for issuance by the Company. Any shares delivered pursuant to a conversion pursuant to the Note shall cease to be subject to the Option and the share amounts, if any, then subject to the Option shall be reduced thereby.

       (e) Delay of Closing. By written notice given by Purchasers to Lekach, or by Lekach to Purchasers, on or before the business day preceding a Closing Date (other than in connection with the Option installment first exercisable in January 2004), Purchasers or Lekach may delay the closing of the acquisition of Securities pursuant to an exercise of the Option for not more than thirty (30) days to a later date which shall be specified in such notice and such later date shall be deemed the "Closing Date" for purposes of that transaction.

       (f) Expiry of Option. The Option shall expire and all right, claim or interest of Purchasers or their designees shall terminate as to any and all applicable Securities which have not been purchased on or before the earlier of December 31, 2005 or demand for payment of the Note (other than a demand following a material default by any Stockholder hereunder) (the "Expiry Date"); provided that, if Stockholders shall fail to transfer to Purchasers any Securities with respect to which the Option shall have been exercised, by reason of a default of the Stockholders, the Expiry Date shall be extended until Stockholders shall deliver such Securities.

       (g) Advances.

              (i) Merrill Lynch & Company, Inc. In connection with the exercise by Purchasers of the Option installment that becomes exercisable in January 2004, Stockholders may request from Purchasers an advance of a portion of the applicable Option Exercise Payment to repay indebtedness of Stockholders due to Merrill Lynch & Company, Inc. (the "Pledgee") secured by Securities to be delivered in connection with such exercise, by delivery of a written advance request to Purchasers within two (2) business days of receipt by Stockholders of the applicable Notice; provided that:

                    (A) Stockholders shall deliver to Purchasers a pay-off letter executed by the Pledgee in form and substance to the reasonable satisfaction of Purchasers in all material respects;

                    (B) Any such advance shall be limited to the amount due to the Pledgee as set forth in such pay-off letter and shall be paid directly to the Pledgee; and

                    (C) Such pay-off letter shall include an acknowledgment and undertaking by the Pledgee that it has been instructed to issue such pledged Securities to Stockholders. Upon receipt of the amount specified in such pay-off letter and written direction by Lekach, which direction Lekach hereby agrees to give contemporaneously with the payment to Escrow Agent, as defined below, of the balance (net of any advances made under Sections 2(g)(i) and 2(g) (ii) hereunder) of the Option Exercise Payment for such Option installment. Lekach will instruct the Company's transfer agent to transfer such Securities into the name of Purchasers as provided in the applicable Notice and to deliver certificates evidencing such Securities in the name of Purchasers to Edwards & Angell, LLP.

                    (D) Such opinion or opinions of the Company's counsel shall be rendered to the Pledgee, the Company and/or the Company's transfer agent as shall be necessary to effect the transfer of such Securities to Purchasers contemplated by the applicable Notice.

              (ii) Exercise Price. In the event Lekach intends to exercise any Lekach Options to acquire Securities to be delivered in connection with the exercise of any Option installment, Lekach may request from Purchasers an advance of a portion of the applicable Option Exercise Payment to fund the exercise price of such Lekach Options and any applicable income tax withholdings by delivery of a written advance request to Purchasers within two (2) business days of receipt by Stockholders of the applicable Notice; provided that:

                                  (A) Lekach  shall  deliver to  Purchasers  (I)
                executed copies of all instruments required to exercise such Lekach Options, (II) executed stock powers endorsed to the Nussdorfs as to the Securities issued upon exercise of such Lekach Options, and (III) any other documents relating to such Lekach Options and the exercise thereof and the transfer of such Securities to Purchasers, as Purchasers shall reasonably request;

                                  (B) Any such  advance  shall be limited to the
                amount of the exercise price of the Lekach Options plus applicable withholding and shall be paid directly to the Company, and

                                  (C) Such opinion or opinions of the  Company's
                counsel shall be rendered to the Company and/or the Company's transfer agent as shall be necessary to effect the transfer of such Securities to Purchasers contemplated by the applicable Notice.

         (h) Upon execution of this Agreement, that portion of the $5,499,989 Option Exercise Payment to be paid by Purchasers for the 433,070 shares of the capital stock of the Company that will be the subject of Purchasers' exercise of the Option simultaneously with the date of execution of this Agreement, and that is not to be advanced to Pledgee or paid to the Company pursuant to Sections 2(g) (i) and 2(g) (ii) above, shall be delivered to Edwards & Angell, LLP, as escrow agent ("Escrow Agent"), to be deposited and held in escrow in accordance with the terms and conditions of that certain Escrow Agreement of even date herewith among Escrow Agent, Stockholders and Purchasers.

       3. Covenants and Acknowledgements.

         (a) Exercise of Options for, and Recovery of, Pledged Securities. From time to time, prior to the Expiry Date, each of the Stockholders shall use commercially reasonable efforts to:

                  (i) exercise any and all of such options, warrants, convertible securities and other rights to acquire the Securities then exercisable, including without limitation the Lekach Options, as shall be necessary to ensure that each of the Stockholders beneficially owns sufficient Securities to enable the Stockholders to deliver all Securities that Purchasers then have the right to acquire pursuant to the Option.

                  (ii) assist Purchasers' efforts, if any, to cause Securities that Purchasers shall acquire pursuant to the Option to be registered (at Purchasers' expense) under the Act and/or the securities laws of any applicable states and other jurisdictions.

         (b) No Sale or Transfer of Securities. Except as provided herein, no Stockholder shall sell, transfer or assign or grant any option, warrant or other right to acquire, all or any portion of its interest in the Securities.

         (c) Exercise, Approval and Registration Conditions. Lekach agrees that he shall not exercise any of the Lekach Options to acquire 125,000 shares of the Company's common stock granted to him pursuant to Section 7.p. of Lekach's Employment Agreement with the Company dated February 1, 2002 (the "Employment Agreement") as the result of the change of control referred to above (the
"Doubled Options") until the earlier to occur of: (i) the receipt of the requisite approval of the stockholders of the Company, as may be required by NASDAQ listing requirements, of the amendment of the 2000 Stock Option Plan of the Company (the "Plan"), or (ii) April 23, 2004. Purchasers agree that if Lekach is unable to exercise the Doubled Options on or after April 23, 2004, he shall not be in breach of any provision of the Agreement and Purchasers agree not to assert or support any position or view inconsistent with any claim, suit or proceeding by Lekach relating to or arising from his inability to exercise the Doubled Options. Purchasers further agree that notwithstanding any other provision hereof Lekach shall have no obligation to exercise any stock options or to sell any Securities pursuant to the Option unless at the time such Securities are to be sold pursuant to the applicable Notice a registration statement on Form S-8 is then currently effective with respect to the applicable Securities.

         (d) Further Assurances. Each party hereto agrees to take all actions reasonably requested by any other party hereto to effect the transactions contemplated hereby.

       4. Representations  and  Warranties  of  Stockholders.     The  following
representations and warranties made by Stockholders shall be true and correct in all material respects when made and as of each Closing Date:

         (a) As of the date of this Agreement, each Stockholder solely, or jointly with another of the Stockholders, owns shares of stock of the Company totaling, in the aggregate, at least 277,204 shares, and, after giving effect to the execution hereof, Lekach has options to acquire at least an additional 318,750 shares of stock of the Company which are currently exercisable and an additional 125,000 shares subject to the change of control provisions in the Employment Agreement, and are or shall be the sole owners of the shares of the Securities set forth in Exhibit A as of the dates indicated; provided, however, that the Stockholders have assumed for purposes of this paragraph (but make no representation or warranty) that the number of Lekach Options shall increase by 125,000 (to a total of 443,750) as the result of the terms and provisions of the Employment Agreement and the execution hereof.

         (b) Neither the Company nor the Stockholders has issued or granted to any person (other than Purchasers) any proxy or right to vote any of the Securities or any option, warrant, convertible security or other right to acquire any of the Securities.

         (c) Except as otherwise provided herein there are and will be no contractual restrictions on the transfer of the Securities to Purchasers upon each exercise of an installment of the Option and, upon transfer to Purchasers, the Securities will be free of any restrictions other than as provided for under Subparagraph 2(b) above.

         (d)  All  of  the   Securities   are,  or  will  be,   fully  paid  and
nonassessable.

         (e) The execution and delivery of this Agreement and the performance of Stockholders' obligations hereunder will not (i) result in the violation of any law, statute, rule, regulation or ordinance, order, judgment, injunction or decree binding on it, nor (ii) result in or cause a conflict with, breach of, default under or permit the termination of (or in the creation of an encumbrance) under any document, instrument or agreement by which Stockholders are bound.

       5.  Representations   and  Warranties  of   Purchasers.    The  following
representations and warranties made by Purchasers shall be true and correct in all material respects when made and as of each Closing Date:

         (a) The execution and delivery of this Agreement and the performance of Purchasers' obligations hereunder will not (i) result in the violation of any law, statute, rule, regulation, or ordinance, order, judgment, injunction or decree binding on it, nor (ii) result in or cause a conflict with, breach of, default under or permit the termination of (or the creation of an encumbrance under), any document, instrument or agreement by which either Purchaser is bound.

         (b) Purchasers are purchasing the Securities for their own accounts, for investment purposes and not with a present view to any distribution thereof in violation of any applicable securities laws. It is understood that the disposition of each Purchaser's property shall at all times be within such Purchaser's control. If Purchasers should in the future decide to dispose of any of the Securities, it is understood that they may do so but only in compliance with the Act and applicable securities laws. Purchasers are as of the date hereof and will be as of the Closing Date "accredited investors" as defined in Rule 501(a) under the Act.

         (c) Purchasers are experienced in evaluating and investing in companies such as the Company, are familiar with the risks associated with the business and operations of such companies, have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of their investment, and have the ability to bear the economic risks of their investment. Purchasers have had, during the course of the transaction and prior to their acquisition of the Securities, a reasonable opportunity to obtain and receive information concerning the Company and its assets, business and operations.

     6. Proxy. Each of the Stockholders hereby irrevocably appoints each of the Purchasers as his, her or its proxy with respect to the Securities with full power and authority to attend all shareholder meetings and exercise all rights of a voting shareholder of the Company from and after the first Closing Date, including, without limitation, the payment in full on or before such date of the Option Exercise Payment for the shares subject to the Option installment that becomes exercisable in January 2004. Each Stockholder and each such owner will not revoke or withdraw the appointment of Purchasers as his, her or its proxies without the written consent of Purchasers. Stockholders hereby acknowledge that said proxy is irrevocable and coupled with an interest. The appointment and proxy set forth in this Section 6 shall expire and be of no further force or effect on and after April 15, 2004 in the event the sale of the Securities that are subject to the Option installment that becomes exercisable in March 2004 has not been consummated in full, other than as a result of a default by any Stockholder hereunder, the inability of any Stockholder to deliver certificates for such Securities registered in the name of the applicable Purchaser or his designee or the failure of a Stockholder to make any other delivery pursuant to
Section 2(b) with respect to the sale of such Securities.

     7. Survival of Covenants, Agreements, Representations and Warranties. All covenants, agreements, representations and warranties made herein or in any other document referred to herein or delivered to any party pursuant hereto shall be deemed to have been relied on by each such party, notwithstanding any investigation made by such party or on his behalf.

     8. No Brokers or Finders. No Stockholders or Purchaser has contracted for or otherwise arranged for the services of any person who has, or as a result of the transactions contemplated herein will have, any right or valid claim against the Company, Stockholders or Purchasers for any commission, finders fee or other similar payment.

     9. Miscellaneous.

       (a) Notices. Any notice or other communication by any party to the other hereunder shall be made or given by personal delivery, facsimile, telex, first class mail or overnight delivery service to the other party's address set forth above and shall be deemed given upon the earlier of actual receipt thereof or deposit thereof in the mail or with an overnight delivery service.

       (b) Governing Law. This agreement shall be governed by and construed under the laws of the State of Florida.

       (c) Consent to Jurisdiction. Each party hereto hereby consents to the jurisdiction of the Courts of the State of Florida and the United States District Court for the Southern District of Florida in any action brought in connection herewith.

       (d) Liability. The obligations and liabilities hereunder of each of the persons comprising the Stockholders and Purchasers, respectively, are and shall be joint and several.

       (e) Counterparts. This Agreement may be executed in multiple counterparts each of which shall constitute an original hereof.

       IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                                  /s/Ilia Lekach
                                  ----------------------------------------------
                                  ILIA LEKACH


                                  IZJD CORP.


                                  By: /s/ Ilia Lekach
                                     -------------------------------------------
                                  Name:    Ilia Lekach
                                          --------------------------------------
                                  Title:   CEO
                                          --------------------------------------


                                  PACIFIC INVESTMENT GROUP, INC.


                                  By: /s/ Ilia Lekach
                                      ------------------------------------------
                                  Name:    Ilia Lekach
                                           -------------------------------------
                                  Title:   CEO
                                           -------------------------------------


                                      /s/ Deborah Lekach
                                      -----------------------------------------
                                      DEBORAH LEKACH


                                      /s/ Stephen Nussdorf
                                      ------------------------------------------
                                      STEPHEN NUSSDORF


                                      /s/ Glenn Nussdorf
                                      ------------------------------------------
                                      GLENN NUSSDORF

                                    Exhibit A


1.       Ownership of Securities

         a.       Ownership of Shares

                  Ilia Lekach                                   115,750
                  1ZJD Corp.                                    131,004
                  Pacific Investment Group, Inc.                 28,450
                  Ilia and Debbie Lekach                          2,000
                           Total

         b.       Ownership of Options

                  Ilia Lekach                                   318,7501


_________________
1 As the result of the terms and provisions of the Employment Agreement, upon the execution hereof the parties anticipate that the number of Lekach Options shall increase by 125,000 to 443,750.

2. Dates of Option Exercise and Number of Shares of Stock to be Purchased by Purchasers

      Date          Total # of Shares       Shares Owned        Lekach Options
------------------ --------------------- -------------------- ------------------

1/30/04                  433,070               277,204              155,866
3/15/04                  162,884                  -                 162,884
4/23/04                  125,000                  -                 125,000

Total                    720,954               277,204              443,750


Price $12.70/share

Notes:

1. Numbers shown with respect to Options Held assume doubling of certain options pursuant to the Employment Agreement upon giving effect to a change of control of the Company.

2. The Closing Date with respect to the Securities that are subject to the Option installment that becomes exercisable in April 2004 shall be delayed to the extent the provisions of Section 3(c) hereof so require.

                                    Exhibit B

                                    [Omitted]

                                    Exhibit G


                                ESCROW AGREEMENT


         This Escrow Agreement is entered into as of January 30 2004, by and between ILIA LEKACH ("Lekach"), IZJD CORP., PACIFIC INVESTMENT GROUP, INC. and DEBORAH LEKACH (collectively, the "Stockholders"), all with an address at 137 Golden Beach Road, Golden Beach, Florida 33160, STEPHEN NUSSDORF and GLENN NUSSDORF or their respective assignees or designees (the "Purchasers"), with an address at 2060 Ninth Avenue, Ronkonkoma, New York 11779, PERFUMANIA, INC., a Florida corporation, (the "Company") and EDWARDS & ANGELL, LLP ("Escrow Agent"), a Massachusetts limited liability partnership, with an address at 750 Lexington Avenue, New York, New York 10022.

                                    RECITALS

         A. The Stockholders and Purchasers are parties to that certain Option Agreement, dated as of January 30, 2004 (the "Option Agreement"), whereby Stockholders have granted to Purchasers an option to purchase certain shares of the common stock of E Com Ventures, Inc., a Florida corporation, that are either owned by Stockholders or which Stockholders have a right to acquire (the "E Com Stock") and Purchasers and the Company are parties to that certain Subordinated Secured Demand Note (the "Note") and that certain Security Agreement (the "Security Agreement") (all as attached to the Option Agreement as Exhibit B thereto);

         B. Pursuant to the Option Agreement, upon the first exercise of the option granted thereunder, which is required to occur upon the execution of the Option Agreement, Purchasers will be purchasing a total of 433,070 shares of E Com Stock (the "First Stock Purchase") for the total price of $5,499,989, some portion of which may be advanced directly to Merrill Lynch in accordance with paragraph 2(g)(i) of the Option Agreement, and some portion of which may be advanced directly to E Com Ventures, Inc. under paragraph 2(g)(ii) of the Option Agreement as an advance to enable Mr. Lekach to exercise certain stock options to acquire shares of E Com Stock; and pursuant to the Note and Security Agreement, the Purchasers will be loaning to the Company $5,000,000.00;

         C. Any balance (the "First Stock Purchase Balance") of the $5,499,989 purchase price for the First Stock Purchase not advanced to Merrill Lynch or E Com Ventures, Inc. under paragraph 2(g)(i) and (ii) is to be paid, pursuant to paragraph 2(c) of the Option Agreement, to Stockholders at the Closing Date for the First Stock Purchase;

         D. To secure Stockholders for the timely payment of the First Stock Purchase Balance at the Closing Date for the First Stock Purchase, upon execution of this Agreement, the parties have agreed to deposit sums equal to the First Stock Purchase Balance into escrow upon the execution of the Option Agreement, pursuant to this Escrow Agreement (the "Purchase Fund"), and the Purchasers have agreed to deposit the principal for the loan in the Note and Security Agreement (the "Loan Fund") (collectively, the Purchase Funds and the Loan Funds and any accrued interest are referred to as the "Escrow Fund");

         E. The Escrow Agent has agreed to hold the Escrow Fund pursuant to the terms of this Escrow Agreement; and

         F. Capitalized terms used herein shall have the meaning ascribed to such terms in the Option Agreement, unless otherwise defined herein.

         NOW, THEREFORE, in consideration of entering into the Option Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Deposit. As security for the payment in accordance with the Option Agreement of the First Stock Purchase Balance upon execution of this Agreement, the Purchasers are herewith depositing with the Escrow Agent the aggregate sum of eight million three hundred and ninety-seven thousand five hundred and twenty two and ninety-seven one-hundredths U.S. dollars (USD$8,397,522.97), representing a sum equal to the First Stock Purchase Balance and the Loan Fund. In order to make such deposit, Purchasers shall effect a wire transfer for such amount to such account as the Escrow Agent shall direct as of the date of execution of this Agreement. Upon receipt of such amount, the Escrow Agent will issue a receipt to Purchasers (with a copy to Stockholders) indicating that such funds have been received and are being held in escrow pursuant to the terms of this Escrow Agreement.

         2. Deposit of Escrow Fund. The Escrow Agent shall hold the Escrow Fund in its interest bearing trust account specifically identified in the accounting and banking records of the Escrow Agent with this Escrow Agreement and subject to the terms of this Escrow Agreement. Interest earned and accrued on the Escrow Fund shall be payable to Purchasers after all other disbursements required under this Escrow Agreement have been made.

         3. Disposition of Escrow Fund.

               A. Purchase Fund. At the expiration of three (3) business days (the "Disbursement Period") following receipt by the Escrow Agent of a written notice (a "Disbursement Notice") from Stockholders, a copy of which Stockholders shall simultaneously provide to Purchasers and which shall bear on its face evidence that a copy of such written notice has been sent to Purchasers, advising Escrow Agent (i) that the Closing Date of the First Stock Purchase has occurred, and (ii) that upon such Closing Date, Stockholders caused to be delivered to Purchasers stock certificates evidencing 433,070 shares of E Com Stock to be acquired by Purchasers under the Option Agreement at the Closing Date of the First Stock Purchase, which certificates are registered in the name of Stephen Nussdorf or his designee, and bear a legend substantially as follows:

          The shares of stock represented by this Certificate have been acquired, for investment only, directly or indirectly from the issuer or an affiliate of the issuer without being registered under the Securities Act of 1933, as amended ("Act"), or the securities laws of any state or other jurisdiction, and are restricted securities as that term is defined under Rule 144 promulgated under the Act. These shares may not be sold, transferred, pledged, hypothecated or otherwise disposed of (a "Transfer") unless they are registered under such Act and the securities laws of any applicable states and other
          jurisdictions   or  unless   such   Transfer   is  exempt   from  such
          registration",

the Escrow Agent shall pay to Stockholders the amount of the Purchase Fund in cash or other certifiable funds. Such payment by the Escrow Agent may be made prior to the expiration of the Disbursement Period in the event that a joint instruction to such effect is made to Escrow Agent in a writing signed by both Stockholders and Purchasers. In the event that a Disbursement Notice is sent to the Escrow Agent, and Purchasers dispute under the terms of the Option Agreement the validity of such notice or the amount or portion of the Purchase Fund that Stockholders have requested the Escrow Agent to disburse, Purchasers shall, prior to the expiration of the Disbursement Period, assert a claim (the "Escrow Claim") by delivering a written notice (the "Escrow Claim Notice") to the Escrow Agent with a copy to Stockholders, stating the basis for the claim and the dollar amount thereof. If any Stockholder receiving an Escrow Claim Notice disputes such Escrow Claim, it may respond to such Escrow Claim Notice by delivering a response thereto (the "Dispute Notice") to the Escrow Agent (with a copy to Purchasers) within five (5) days from the date such Stockholder received the Escrow Claim Notice (the "Response Period"). At the expiration of the Disbursement Period, the Escrow Agent shall deliver to Stockholders in cash or immediately available funds, that portion of the Purchase Fund that is not the subject of an Escrow Claim. If none of the Stockholders responds to an Escrow Claim Notice with a Dispute Notice within the Response Period, the Escrow Agent, within five (5) business days following the expiration of the Response Period, shall pay to Purchasers the amount of such Escrow Claim in cash or immediately available funds from the Escrow Fund. If Stockholders and Purchasers shall not reach agreement as to any disputed amount of an Escrow Claim, any of the parties hereto may submit to binding arbitration in accordance with Section 7 below for a determination of the parties' respective rights or obligations with respect to such disputed amount. Thereafter, the Escrow Agent shall only disburse any or all of the Escrow Fund as directed in writing upon the occurrence of one of the following events: (i) the Escrow Agent shall have been directed in accordance with joint instructions of Stockholders and Purchasers; or (ii) the Escrow Agent shall have received a certified copy of the decision of the arbitrator(s) in accordance with Section 7 hereof with respect to the Escrow Claim or Escrow Claims set forth in the Escrow Claim Notice, in which case the Escrow Agent shall pay, in cash or other certifiable funds, the party or parties in accordance with such decision. The Escrow Agent shall not dispose of the Escrow Fund other than as provided in this Escrow Agreement.

                  B. Loan Fund. Upon (i) disbursement of the Purchase Fund, as provided in Section 3A above, and (ii) delivery to Purchasers of the Note and Security Agreement duly executed by the Company together with a certified copy of a resolution of the board of directors of the Company approving the loan transaction, the Escrow Agent will disburse the funds held in the Loan Fund to the Company in cash or other certifiable funds.

         4. No Release of Claims. The acceptance by any party of any amounts from the Escrow Fund on account of an Escrow Claim shall not constitute a release of any of any such party's rights against the other parties under the Option Agreement or otherwise, nor shall any such acceptance by any party in any way limit the rights of such party to assert a claim against the other parties for the balance of any Escrow Claim which remains unsatisfied after such party has accepted such payment.

         5. Liability. Stockholders and Purchasers understand and agree that the Escrow Agent's liability hereunder is solely that of a stakeholder and that the Escrow Agent is only required to act as expressly set forth in this Escrow Agreement. No legal relationship exists between the parties hereto and the Escrow Agent other than that specified in these instructions.

         The parties hereto further agree that:

                  (a) Other than as provided in this Escrow Agreement, the Escrow Agent is not a party to, and is not bound by or charged with notice of, any agreement, document, instruction or certificate out of which this Escrow Agreement may arise or relating hereto.

                  (b) The Escrow Agent may act upon any written notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document that the Escrow Agent in good faith believes to be genuine and what it purports to be.

                  (c) The Escrow Agent shall not be liable for anything that it may do or refrain from doing in good faith in connection herewith, except for its own gross negligence, recklessness or willful misconduct.

                  (d) The Escrow Agent shall have no duties or responsibilities other than the duties and responsibilities expressly set forth in this Escrow Agreement. After release of the Escrow Fund, the Escrow Agent's duties, responsibilities and liabilities of every kind and character under this Escrow Agreement shall cease and terminate.

                  (e) This Escrow Agreement may not be modified or amended except by written instruction, executed by each of the Stockholders and Purchasers and a duly authorized officer of each of the corporate parties and the Escrow Agent. Any such modification or amendment shall be effective only upon receipt by the Escrow Agent.

                  (f) The term "Escrow Agent" used herein shall include Edwards & Angell, LLP, a Massachusetts limited liability partnership, and its partners, agents, officers, employees, successors and assigns.

         6. Compensation of the Escrow Agent. Any fees, costs or expenses of the Escrow Agent shall be paid immediately upon demand, one half by Stockholders and one half by Purchasers, but in no event shall the Escrow Agent's fee exceed three thousand U.S. dollars (USD$3,000).

         7. Arbitration. Any controversy or claim arising out of or relating to this Escrow Agreement, or any breach thereof, shall be settled by arbitration in Miami, Florida before a single arbitrator pursuant to the Commercial Rules of the American Arbitration Association. The arbitration may be commenced by any party hereto by giving written notice to each other party to a dispute that such dispute has been referred to arbitration under this Section 7. The arbitrator shall be selected by the joint agreement of the parties to the dispute, but if they do not so agree within twenty (20) days after the date of the notice referred to above, the selection shall be made pursuant to the Commercial Rules of the American Arbitration Association from the panels or arbitrators maintained by such Association. Any award rendered by the arbitrator shall be conclusive, final and binding upon the parties hereto and specifically enforceable by the parties; provided, however, that any such award shall only be final and binding if accompanied by a written opinion of the arbitrator giving the reasons for the award.

         8. Expenses. Each party shall bear its own expenses incurred in connection with this Escrow Agreement, other than the Escrow Agent, which shall be compensated for its time and expenses, subject to the conditions set forth in
Section 6 above.

         9. Notices. All notices required or permitted to be given hereunder shall be in writing and shall be delivered both by overnight courier (UPS, Federal Express, Airborne, or DHL) and by facsimile as set forth below:

         If to Stockholders:        Ilia Lekach
                                    c/o Mark Young
                                    Perfumania, Inc.
                                    251 International Parkway
                                    Sunrise, FL  33325
                                    Fax No:  954-335-9179

                                    Steel Hector & Davis, LLP
                                    200 South Biscayne Boulevard
                                    Miami, FL  33131-2398

         If to Purchasers:          Stephen Nussdorf
                                    c/o Michael Katz
                                    Quality King Distributors, Inc.
                                    2060 9th Avenue
                                    Ronkonkoma, N.Y. 11779
                                    Fax No:  631-439-2333

                                    Edwards & Angell, LLP
                                    750 Lexington Avenue
                                    New York, New York  10022
                                    Attention:  Geoffrey Etherington, Esq.

         If to Escrow Agent, at address set forth above.

         10. Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of New York. exclusive of its choice of law provisions and regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

         11. Counterparts. This Escrow Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. This Escrow Agreement may be effectively delivered via facsimile transmission.

         12. Attorney's Fees. In the event that an action is brought for the enforcement or interpretation of this Escrow Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees and costs in said action, including enforcement and collection of any judgment or award rendered therein. Said costs and attorney's fees shall be included as a part of the judgment in any such action.

                  [Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed and delivered on the date first above written.


PERFUMANIA, INC.


By:  s/ A. Mark Young
    ---------------------
Name:   A. Mark Young
        -----------------
Title:  CFO
        -----------------



IZJD CORP.                           PACIFIC INVESTMENT GROUP, INC.


By:  /s/ Ilia Lekach                 By:  /s/ Ilia Lekach
     --------------------                ------------------------------
Name:   Ilia Lekach                  Name:   Ilia Lekach
        -----------------                    --------------------------
Title:  CEO                          Title:  CEO
        -----------------                    --------------------------



/s/ Ilia Lekach                      /s/ Stephen Nussdorf
-------------------------            ---------------------------------
ILIA LEKACH                          STEPHEN NUSSDORF



s/ Deborah Lekach                    /s/ Glenn Nussdorf
-------------------------            ----------------------------------
DEBORAH LEKACH                       GLENN NUSSDORF


                                     EDWARDS & ANGELL, LLP, a Massachusetts
                                     limited liability partnership



                                     By:  /s/ Patricia L. Kantor
                                         ------------------------------
                                     Name:  Patricia L. Kantor
                                            ---------------------------
                                     Title: Partner
                                            ---------------------------

                                    Exhibit H

                                PERFUMANIA, INC.

                        SUBORDINATED SECURED DEMAND NOTE

$5,000,000                                              __________________, 2004

         FOR VALUE RECEIVED, Perfumania, Inc., a Florida corporation (the "Company"), hereby unconditionally promises to pay ON DEMAND to the order of Stephen Nussdorf and Glenn Nussdorf (collectively, the "Holder"), in immediately available funds, the principal amount of Five Million Dollars ($5,000,000), and to pay interest on the unpaid principal amount hereof at the rate set forth in
Section 4. All amounts owed hereunder shall be paid in lawful money of the United States of America.

         This Note is subject to the following terms and conditions:

         1. Security. This Note and the amounts payable hereunder, including principal and accrued interest, is secured by that Security Agreement between the Holder and the Company dated as of the date hereof ("Security Agreement").

         2. Subordination. This Note and the amounts payable hereunder, including principal and accrued interest shall be subordinate and junior to the Senior Bank Loans. For the purpose of this Note, "Senior Bank Loans" shall mean any and all obligations, liabilities and indebtedness of the Company to GMAC Commercial Credit LLC (the "Senior Lender"), all obligations, liabilities and indebtedness in connection with the refinancing of the indebtedness to the Senior Lender.

         3. Prepayment. The outstanding principal balance of this Note may be prepaid by the Company at any time and from time to time, without premium or penalty of any kind or nature whatsoever.

         4. Payments of Interest. The Company shall pay or cause to be paid to Holder interest on the unpaid principal amount hereof from time to time outstanding at a rate per annum equal to the then current Prime Rate plus one percent quarterly in arrears on the last day of each calendar quarter commencing on March 31, 2004 until this Note shall be paid in full. As used herein, the term "Prime Rate" shall mean for each calendar month the prime rate listed in the Wall Street Journal in the "Money Rates" column published on the date which is one Business Day (as defined below) prior to the beginning of such calendar month for such calendar month. If the Prime Rate cannot be determined in accordance with the preceding sentence, then the Company will notify Holder and instead determine the Prime Rate by using the rates offered to prime banks by Citibank, N.A. (but in all other respects in accordance with the preceding sentence). Interest shall be calculated on the basis a 360 day year based on the actual number of days elapsed.

         5. Payments. Any payment hereunder which is stated to be due on a day which is not a Business Day shall be made on the next succeeding Business Day (and interest shall accrue for such extension of time). "Business Day" shall mean any day other than a Saturday or Sunday or a day on which banks in New York are authorized or required by law to be closed.

         6. Default. The occurrence of any one or more of the following events shall constitute an event of default (each an "Event of Default") hereunder:

         (i) if the Company becomes insolvent or makes an assignment for the benefit of creditors;

         (ii) if there shall be filed by or against the Company any petition for any relief under the bankruptcy laws of the United States now or hereafter in effect or any proceeding shall be commenced with respect to the Company under any insolvency, readjustment of debt, reorganization, dissolution, liquidation or similar law or statute of any jurisdiction now or hereafter in effect (whether at law or in equity), provided that in the case of any involuntary filing or the commencement of any involuntary proceeding against the Company such proceeding or petition shall have continued undismissed and unvacated for 30 days; or

         (iii) if any petition or application to any court or tribunal, at law or in equity, shall be filed by or against the Company for the appointment of any receiver or Company for the Company or any material part of the property of the Company, provided that in the case of any involuntary filing against the Company, such proceeding or appointment shall have continued undismissed and unvacated for 30 days; or

         (iv) if the Company shall fail for any reason to make any payment of principal and/or interest hereunder within 10 business days after such payment is due; or

         (v) if the Company shall fail for any reason to make any payment of principal and interest under any Senior Bank Loan, within 30 days after such payment is due.

         Remedies Upon Default; Default Interest.

         (i) If any Event of Default shall occur for any reason, then and in any such event, in addition to all rights and remedies of the Holder under applicable law or otherwise, all such rights and remedies being cumulative, not exclusive and enforceable alternatively, successively and concurrently, the Holder may, at its option, declare any or all amounts owing under this Note to be due and payable, whereupon the then unpaid balance hereof, together with all accrued and unpaid interest thereon, shall forthwith become due and payable.

         (ii) Upon the occurrence of an Event of Default, or upon the maturity hereof (by demand, acceleration or otherwise), the principal and any accrued but unpaid interest owing on said principal sum (the "Obligations") shall bear interest from the date of occurrence of such Event of Default or such maturity until collection (including any period of time occurring after judgment), at the "Default Rate," being the lower of (A) the highest rate allowed by applicable law, or (B) a simple interest rate per annum equal to 3% above the Prime Rate in effect on the date of maturity (acceleration or otherwise). All default interest charges (X) shall be in addition to, and not in lieu of, any other remedy available to Holder; (Y) shall be added to the Obligations and secured by the Security Agreement, and (Z) shall not be construed as an agreement or privilege to extend the date of the payment of the Obligations, nor as a waiver of any other right or remedy accruing to Holder by reason of the occurrence of any Event of Default.

         7. Lost, Stolen, Mutilated or Destroyed Note. If this Note shall be mutilated, lost, stolen, or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen, or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen, or destroyed but only upon receipt of evidence (which may consist of a signed affidavit of the Holder) of such loss, theft, or destruction of such Note, and of the ownership thereof, and indemnity all reasonably satisfactory to the Company.

         8. Other Matters

         (a) Sale of Note; Assignment. This Note is negotiable, and this Note may be sold, assigned, transferred or conveyed, by pledge or otherwise, without the prior written consent of the Company.

         (b) Modification; Waiver. This Note may be amended, modified, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Company and the Holder. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof or hereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder preclude any other or further exercise hereof or the exercise of any other right, power or privilege hereunder. Any waiver must be in writing. The rights and remedies provided herein are cumulative and are not exclusive of any rights or remedies which any party may otherwise have at law or in equity.

         (c) Notices. Any notice required or permitted to be given hereunder ("Notices") shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by fax, as follows: (i) if to the Company: 251 International Parkway, Sunrise, Florida 33325, Attn: A Mark Young, fax no. (954) 335-9179, with a copy to: Akerman Senterfitt, One Southeast Third Avenue, 28th Floor, Miami, Florida 33131-1714.
Attn: Alan Aronson, fax no. 305 374 5095; and (ii) if to the Holder: 2090 Ninth Avenue, Ronkonkoma, New York 11779, Attn: Michael Katz, fax no. 631-439-2262, with copy to Edwards & Angell, LLP, 750 Lexington Avenue, New York, New York, 10022 Attn: Patricia Kantor, fax no. (212) 408-4844, or such other address as the either party hereto may designate by Notice to the other.

         (d) Severability. If any provision of this Note is invalid, illegal, or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. The rate of interest on this Note is subject to any limitations imposed by applicable usury laws.

         (e) Headings. The headings in this Note are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Note.

         (f) Governing Law. This Note shall be governed by and construed in all respects under the laws of the State of Florida, without reference to its conflict of laws, rules or principles.

         (g) Saving Clause. This Note is subject to the express condition that at no time shall the Company be obligated or required to pay interest on the principal balance due hereunder at a rate which could subject Holder to either civil or criminal liability as a result of being in excess of the maximum interest rate which the Company is permitted by law to contract or agree to pay. If by the terms of this Note, the Company is at any time required or obligated to pay interest on the principal balance due hereunder, at a rate in excess of such maximum rate, the interest rate shall be deemed to be immediately reduced to such maximum rate and all previous payments in excess of the maximum rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder notwithstanding the other provisions hereof.

         IN WITNESS WHEREOF, the Company has caused this Note to be executed on its behalf by the undersigned officer thereunto duly authorized.

                                         PERFUMANIA, INC.


                                         By: /s/ A. Mark Young
                                            --------------------------------
                                             A. Mark Young
                                             Chief Financial Officer

                                    Exhibit I

                               SECURITY AGREEMENT


         SECURITY AGREEMENT (the "Agreement") made and entered into as of _______________, 2004, by and between Perfumania, Inc., a Florida corporation ("Debtor"), and Stephen Nussdorf and Glenn Nussdorf (collectively "Secured Party").



                                 R E C I T A L S

               A. Debtor has executed a Subordinated Secured Demand Note of even date herewith, payable to the order of the Secured Party.

               B.   As a condition  precedent to Secured  Party's  acceptance of
                    the  Note,   Grantor  grants  the  security   interests  and
                    undertakes the obligations contemplated by this Agreement.



         NOW, THEREFORE, in consideration of the premises and to induce Secured Party to accept the Note in partial satisfaction of certain obligations owing by Debtor to Secured Party, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Grantor hereby agrees with Secured Party as follows:

         1. Grant of Security Interest. As security for the payment and performance when due of the Obligations, Debtor does hereby assign and transfer unto Secured Party, and does hereby grant to Secured Party a continuing security interest in, all of Debtor's right, title and interest in, to and under all of the following, whether now existing or hereafter acquired: all of Debtor's assets and properties, whether tangible or intangible, including without limitation, Debtor's Accounts, Inventory, Goods, General Intangibles, Chattel Paper, Documents and Instruments, and all Proceeds and products of any and all of the foregoing (collectively, the "Collateral").

         2.   Representations,   Warranties  and  Covenants  of  Debtor.  Debtor
represents, warrants and covenants as follows:

         (a) No Liens. Debtor is, and as to Collateral acquired by it after the date hereof will be, the owner of such Collateral free from any Liens, other than Permitted Liens, and Debtor shall defend the Collateral against all claims and demands of all persons at any time claiming the same of any interest therein adverse to Secured Party. Debtor will, at its own expense, take such action as may be necessary duly to discharge any such Lien if the same shall arise at any time.

         (b) Chief Executive Office; Records. The chief executive office of Debtor is located at 251 International Parkway, Sunrise, Florida. The originals or copies of all documents evidencing the Collateral and the account and records of Debtor relating thereto are, and will continue to be, maintained at, and controlled and directed from, such chief executive office or at such new locations as Debtor may establish in accordance with this Section 2(b). Debtor shall not establish a new location for such chief executive office until it has given to Secured Party not less than thirty (30) days' prior written notice of its intention so to do, describing such new location and providing such other information in connection therewith as Secured Party may reasonably request.

         (c) Further Actions. Upon written request from Secured Party, Debtor will provide Secured Party with copies of such lists of and reports with respect to the Collateral as Debtor furnishes from time to time to the holder(s) of any Senior Lien. In addition, Debtor will, upon the request of Secured Party, execute and/or deliver to Secured Party from time to time such instruments, and take such further steps relating to the Collateral and the property or rights covered by the security interest hereby granted, which Secured Party may reasonable request to establish and maintain a valid, enforceable security interest in the Collateral as provided herein or to perfect, preserve or protect its security interest in the Collateral, all in accordance with the Uniform
Commercial Code or any other relevant law. Debtor authorizes Secured Party to file any such financing statements without the signature of Debtor.

         3. Remedies Upon Occurrence of Event of Default.

         (d) Remedies: Obtaining the Collateral Upon Default. Subject to the rights of the holder(s) of any Senior Lien, Debtor agrees that, if any Event of Default shall have occurred and be continuing, then and in every such case, subject to any mandatory requirements of applicable law then in effect, Secured Party, in addition to any rights now or hereafter existing under applicable law, shall have all rights as a secured creditor under the Uniform Commercial Code and may: (i) personally, or by agents or attorneys, take possession of the Collateral or any part thereof, from Debtor or any other person who then has possession of any part thereof with or without notice or process of law, and for that purpose may enter upon Debtor's premises where any of the Collateral is located and remove the same; and (ii) instruct the obligor or obligors on any instrument or other obligation constituting the Collateral to make any payment required by the terms of such instrument directly to Secured Party; and (iii) sell, assign or otherwise liquidate, or direct Debtor to sell, assign or otherwise liquidate, any or all of the Collateral or any part thereof, and take possession of the proceeds of any such sale or liquidation.

         (e) Remedies; Disposition of Collateral. Subject to the rights of the holder(s) of any Senior Lien, any Collateral repossessed by Secured Party pursuant to Section 3(a), and any other Collateral whether or not so repossessed by Secured Party, may be sold, assigned, leased or otherwise disposed of under one or more contracts or as an entirety, and without the necessity of gathering at the place of sale the property to be sold, and in general in such manner, at such time or times, at such place or places and on such terms as Secured Party may, in compliance with any mandatory requirements of applicable law, determine to be commercially reasonable. Any such disposition which shall be a private sale or other private proceeding permitted by such requirements shall be made upon not less than 10 days' written notice to Debtor specifying the time at which such disposition is to be made. Any such disposition which shall be a public sale permitted by such requirements shall be made upon not less than 10 days' written notice to Debtor specifying the time and place of such sale and, in the absence of applicable requirements of law, shall be by public auction after publication of notice of such action not less than 10 days prior thereto in accordance with applicable law.

         (f) Application of Proceeds. Subject to the rights of the holder(s) of any Senior Lien, the proceeds of any Collateral disposed of by Secured Party pursuant to Section 3(b) shall be applied as follows: first, to the payment of any and all expenses and fees (including reasonable attorneys' fees) incurred by Secured Party in obtaining, taking possession of, removing, insuring, repairing, storing and disposing of Collateral; next, to the payment of the Obligations in the following order of priority: (i) all interest accrued and unpaid; (ii) the principal amount owing on the Note; and (iii) all other Obligations then owing; and any surplus then remaining shall be paid to Debtor, subject, however, to the rights of the holder of any then existing Lien of which Secured Party has actual notice.

         (g) Remedies Cumulative. No failure or delay on the part of Secured Party in exercising any right, power or privilege hereunder and no course of dealing between Debtor and Secured Party or the holder of the Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights, powers and remedies herein expressly provided are cumulative and not exclusive of any rights, powers or remedies which Secured Party would otherwise have.

         (h) Power of Attorney. Debtor hereby constitutes and appoints Secured Party its true and lawful attorney, with full power after the occurrence of an Event of Default and for so long as the same shall be continuing (in the name of Debtor or otherwise), to act, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due or to become due to Debtor under or arising out of the Collateral, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings which Secured Party may deem to be necessary or advisable in the premises, which appointment as attorney is coupled with an interest.

         4. Indemnity. Debtor agrees to indemnify, reimburse and hold Secured Party harmless from any and all losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements (including reasonable attorneys' fees and expenses) which may be imposed on, asserted against or incurred by Secured Party in connection with the creation, preservation or protection of Secured Party's Liens on, and security interest in, the Collateral, including, without limitation, in connection with the recording or filing of instruments and documents in public offices, payment or discharge of any taxes or Liens upon or in respect of the Collateral, premiums for insurance with respect to the Collateral and all other fees, costs and expenses in connection with protecting, maintaining or preserving the Collateral and Secured Party's interest therein, whether through judicial proceedings or otherwise. The indemnity obligations of Debtor contained in this Section 4 shall constitute Obligations secured by the Collateral and shall continue in full force and effect notwithstanding the full payment of the Note and all of the other Obligations.

         5. Definitions. The following terms shall have the meaning herein specified unless the context otherwise requires. Such definitions shall be equally applicable to the singular and plural forms of the terms defined.

         "Accounts,"   "Chattel   Paper,"    "Documents,"    "Goods,"   "General
Intangibles," "Instruments," "Inventory" and "Proceeds" shall have the meanings assigned to such terms in the Uniform Commercial Code.

         "Event of Default" shall mean the occurrence of any of the following events: (a) a "Default" (as such term is defined in the Note) shall have occurred and be continuing, (b) any representation or warranty made by Debtor herein shall prove to have been false or incorrect in any material respect at the time made; or (c) Debtor shall fail to perform or observe any other covenant or agreement to be performed or observed by it hereunder and such failure shall continue unremedied for a period of thirty (30) days after written notice thereof from Secured Party to Debtor.

         "Lien" shall mean any mortgage, pledge, lien, charge, encumbrance, lease, exercise of rights, security interest or claim of any nature whatsoever.

         "Note" shall mean the Subordinated Secured Note of Debtor to Secured Party dated the date hereof, in the original principal amount of Five Million Dollars ($5,000,000).

         "Obligations" shall mean: (a) the indebtedness of Debtor to Secured Party pursuant to the Note; (b) all sums advanced by Secured Party to preserve the Collateral or its security interest in the Collateral; and (c) in the event of any proceeding for the collection or enforcement of the Note or this Agreement after an Event of Default shall have occurred and be continuing, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing or realizing on the Collateral, or of any exercise by Secured Party of its rights hereunder.

         "Permitted Liens" shall mean (i) the Lien created hereby in favor of Secured Party, (ii) the first priority security interest in favor of any Senior Lender and a second priority security interest in favor of Parlux Fragrances, Inc. (collectively, "Senior Liens"), (iii) Liens for taxes either not yet due or being contested in good faith (and for the payment of which adequate reserves have been provided) by appropriate proceedings diligently pursued and (iv) materialmen's, mechanics', workmen's, landlord's, employees' or other like Liens arising in the ordinary course of business for amounts the payment of which is either not yet delinquent or is being contested in good faith (and for the payment of which adequate reserves have been provided) by appropriate proceedings diligently pursued.

         "Senior Lender" shall mean GMAC Commercial Finance LLC and any other bank or lending institution that extends credit to Debtor on or after the date hereof in connection with the refinancing of Debtor's indebtedness to GMAC Commercial Finance LLC or any other Senior Lender.

         "Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect on the date hereof in the State of Florida and in any other applicable jurisdiction.

         6. Miscellaneous.

         (i) Governing Law. This Agreement and its validity, construction and performance shall be governed in all respects by the internal laws of the State of Florida (without reference to the conflict of laws provisions or principles thereof).

         (j) Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by either party hereto without the prior written consent of the other party. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

         (k) Amendment; Waiver. This Agreement shall not be changed, modified or amended in any respect except by the mutual written agreement of the parties hereto. Any provision of this Agreement may be waived in writing by the party which is entitled to the benefits thereof. No waiver of any provision of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall any such waiver constitute a continuing waiver.

         (l) Notices. Any notice required or permitted to be given hereunder ("Notices") shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by fax, as follows: (i) if to the Company: 251 International Parkway, Sunrise, Florida 33325, Attn: Chief Financial Officer, fax no. (954) 335-9166, with a copy to:
Akerman Senterfitt, One Southeast Third Avenue, 28th Floor, Miami, Florida 33131-1714. Attn: Alan Aronson, fax no. 305 374 5095; and (ii) if to the Secured
Party: 2090 Ninth Avenue, Ronkonkoma, New York 11779, Attn: Michael Katz, fax no. 631-439-2262, with copy to Edwards & Angell, LLP, 750 Lexington Avenue, New York, New York, 10022 Attn: Patricia Kantor, fax no. (212) 408-4844, or such other address as the either party hereto may designate by Notice to the other.

         (m) Obligations Absolute. The obligations of Debtor hereunder shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: any renewal, extension, amendment or modification of, or addition or supplement to or deletion from, the Note, or any assignment or transfer thereof; any waiver, consent, extension, indulgence or other action or inaction under or in respect of the Note or this Agreement or any exercise or non-exercise of any right, remedy, power or privilege under or in respect hereof or the Note; the furnishing of additional security to Secured Party or any acceptance thereof or the sale, exchange, release, surrender or realization of or upon any security by Secured Party; or any invalidity, irregularity or unenforceability of all or part of the Obligations or of any security therefor.

         (n) Debtor's Duties. It is expressly agreed, anything herein contained to the contrary notwithstanding, that Debtor shall remain liable to perform all of the obligations assumed by it with respect to the Collateral and Secured Party shall not have any obligations or liabilities with respect to any Collateral by reason of or arising out of this Agreement, nor shall Secured Party be required or obligated in any manner to perform or fulfill any of the obligations of Debtor under or with respect to any Collateral.

         (o) Severability. Any term or provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction only, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         (p) Headings. The captions, headings and titles herein are for convenience of reference only and shall not effect the construction, meaning or interpretation of this Agreement or any term or provision hereof.

         (q) Counterparts. This Agreement may be executed through the use of one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, notwithstanding that all parties are not signatories to the same counterpart.

         (r) Entire Agreement. This Agreement merges and supersedes any and all prior agreements, understandings, discussions, assurances, promises, representations or warranties among the parties with respect to the subject matter hereof, and contains the entire agreement among the parties with respect to the subject matter hereof.

         (s) Termination; Release. When all Obligations have been paid in full, this Agreement shall terminate, and Secured Party, at the request and expense of Debtor, will execute and deliver to Debtor the proper instruments (including Uniform Commercial Code termination statements on form UCC-3) acknowledging the termination of this Agreement, and will duly assign, transfer and deliver to Debtor (without recourse and without any representation or warranty) such of the Collateral as may be in possession of Secured Party and has not theretofore been sold or otherwise applied or released pursuant to this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers all as of the day and year first written above.

                                        PERFUMANIA, INC.


                                        By:
                                           -------------------------------------
                                             Name:
                                                  ------------------------------
                                             Title:
                                                   -----------------------------


                                        ----------------------------------------
                                              Stephen Nussdorf


                                        ----------------------------------------
                                              Glenn Nussdorf